UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
2425 West Loop South
Houston, Texas 77027

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Plan Benefits -
December 31, 2016 and 2015	4

Statements of Changes in Net Assets Available for Plan Benefits -
Years Ended December 31, 2016, 2015 and 2014	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	12

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Participants of
Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years ended December 31, 2016, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
March 30, 2017

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2016	2015
Assets:
Investments, at fair value:
Mutual funds	$12,534,404	$11,491,161
Stage Stores, Inc. common stock, 186,235 and 130,130 shares with a cost basis of $1,763,528 and $1,468,105, respectively	813,848	1,185,480
Total assets	13,348,252	12,676,641

Liabilities:
Administrative expenses payable	8,333	—

Net assets available for plan benefits	$13,339,919	$12,676,641

The accompanying notes are an integral part of theses financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	For the Year Ended December 31,
	2016	2015	2014
Additions:
Net investment income:
Dividend and interest income on investments in:
Mutual funds	$362,570	$579,612	$977,358
Stage Stores, Inc. common stock	94,658	21,388	31,397
Net (depreciation) appreciation in fair value of investments	(244,555)	(972,164)	(334,047)
	212,673	(371,164)	674,708
Contributions:
Employer	788,391	1,059,787	816,691
Participant	916,940	1,275,498	981,187
	1,705,331	2,335,285	1,797,878
Total additions	1,918,004	1,964,121	2,472,586

Deductions:
Distributions to participants	1,243,437	3,714,346	4,791,646
Administrative expenses	11,289	—	—
Total deductions	1,254,726	3,714,346	4,791,646

Net (decrease) increase in assets	663,278	(1,750,225)	(2,319,060)

Net assets available for plan benefits:
Beginning of year	12,676,641	14,426,866	16,745,926
End of year	$13,339,919	$12,676,641	$14,426,866

The accompanying notes are an integral part of theses financial statements.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements

NOTE 1 - PLAN DESCRIPTION
The following description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (“Company”) for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.
The Plan covers key employees (“Participants”), the selection of which remains at the sole discretion of the Plan Administrative Committee (“Committee”) of the Company, as defined in the Plan document. As of December 31, 2016 and 2015, there were 28 and 33 Participants in the Plan, respectively.

Plan Administration

Since April 1, 2013, Fidelity Management Trust Company (“Plan Administrator”) has administered all mutual funds and the Company Stock Investment Option, executed all investment transactions, served as the Plan's trustee and held the Plan assets.

Participant Accounts

The Company maintains a Participant Account (“Account”) for each Participant deferring compensation to the Plan. The Account is adjusted for the Participant deferral/contribution, employer match, investment gains or losses and payments or distributions attributable to that Account.

Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company’s common stock (“Company Stock Investment Option”). These shares are held in a grantor trust. The number of shares of common stock credited to a Participant’s Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. Company stock in a Participant’s Account at the time in which the Participant is no longer a Plan Participant will remain in the Account until six months after the Participant is no longer an employee of the Company. Investments in Company stock may not be settled in cash.

Contributions

Participants may elect to contribute up to fifty percent (50%) of pretax annual compensation and up to one hundred percent (100%) of the Participant's bonus. Employer matching contributions are determined by the Committee.

Vesting

Participants are immediately vested in their contributions, the Company’s matching contributions and earnings on the contributions.

Payment of Benefits

On termination of service, a participant may generally elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a 2 to 5 year period.

Plan Termination

   Although it has not expressed any intent to do so, the Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments include publicly traded mutual funds and shares of Company stock, both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Changes in Net Assets Available for Plan Benefits as appreciation /depreciation in the fair market value of investments.  Refer to Note 4 for further details related to the Plan’s fair value valuation methods.  Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Distributions

Distributions to participants are recorded when paid.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participant's account balances and the amount reported in the Statements of Net Assets Available for Plan Benefits.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

NOTE 3 - INVESTMENTS
The following table sets forth the Plan’s investments by individual fund for the periods presented:

	December 31,
	2016			2015
	Shares	Price Per Share	Investments at Fair Value	Shares	Price Per Share	Investments at Fair Value
Mutual funds:
American Century Equity Inc	—	$—	$—	76,613	$7.96	$609,838
American Century Mid Cap Value Inv	—	—	—	9,692	14.59	141,401
American Century Mid Cap Value R6	10,824	17.22	186,390	—	—	—
Blackrock Equity Dividend I	—	—	—	36,333	21.00	762,984
Blackrock Intl Opportunity Inst	—	—	—	31,491	32.17	1,013,078
Columbia Balanced R5	37,017	37.20	1,377,039	26,060	35.53	925,918
DFA US Targeted Value I	6,902	24.01	165,721	—	—	—
Fidelity Adv Materials Inst	—	—	—	683	68.50	46,804
Fidelity Adv Mid Cap II Z	13,159	19.31	254,105	11,301	18.11	204,670
Fidelity Adv New Insights Z	—	—	—	66,638	26.65	1,775,905
Fidelity Contrafund	—	—	—	6,271	98.95	620,482
Fidelity Contrafund K	20,291	98.38	1,996,263	—	—	—
Fidelity Dividend Growth	—	—	—	3,890	30.29	117,817
Fidelity Dividend Growth K	5,626	32.17	180,978	—	—	—
Fidelity Extended Market Index Premium	9	55.54	502	—	—	—
Fidelity Government Income	26,084	10.17	265,274	13,839	10.30	142,542
Fidelity Government Money Market Prime	639,933	1.00	639,933	1,000,328	1.00	1,000,328
Fidelity International Index Instl	26,614	35.33	940,257	—	—	—
Fidelity Real Estate Index Premium	17,788	15.45	274,825	—	—	—
Fidelity Spartan 500 Index	18,104	78.34	1,418,234	8,498	71.80	610,192
Franklin High Income Adv	—	—	—	114,514	1.67	191,238
Heartland Value Plus IS	—	—	—	3,389	23.97	81,235
Lord Abbett Fundamental Equity I	—	—	—	49,341	11.82	583,213
MFS New Discovery R4	—	—	—	3,013	23.42	70,574
MFS Value R6	42,022	36.05	1,514,889	—	—	—
NB Real Estate Inst	—	—	—	15,060	13.89	209,188
Oppenheimer Developing Markets I	17,522	31.96	560,007	16,442	29.98	492,944
Pimco Real Return Inst	10,386	10.92	113,416	8,382	10.51	88,098
Pimco Total Return Inst	62,548	10.03	627,357	55,269	10.07	556,556
Prudential High Yield Z	42,567	5.46	232,418	—	—	—
T. Rowe Price Retirement 2005	6,704	12.86	86,208	6,020	12.43	74,833
T. Rowe Price Retirement 2010	30	17.35	513	—	—	—
T. Rowe Price Retirement 2015	36	14.18	513	—	—	—
T. Rowe Price Retirement 2020	3,981	20.41	81,259	2,582	19.69	50,842
T. Rowe Price Retirement 2025	17,098	15.50	265,012	6,997	14.95	104,603

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

	December 31,
	2016			2015
	Shares	Price Per Share	Investments at Fair Value	Shares	Price Per Share	Investments at Fair Value
Mutual funds - (continued):
T. Rowe Price Retirement 2030	5,748	22.53	129,507	6,302	21.81	137,456
T. Rowe Price Retirement 2035	21,605	16.29	351,940	5,675	15.79	89,608
T. Rowe Price Retirement 2040	11,397	23.21	264,525	8,989	22.58	202,965
T. Rowe Price Retirement 2050	1,408	13.14	18,510	1,349	12.74	17,190
T. Rowe Price QM US Small Cap Growth	3,466	28.60	99,127	—	—	—
Templeton Global Bond Adv	31,641	11.96	378,429	38,231	11.53	440,803
Wasatch Intl Growth	4,184	26.59	111,253	4,231	30.22	127,856
Stage Stores, Inc. common stock	186,235	4.37	813,848	130,130	9.11	1,185,480
			$13,348,252			$12,676,641

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

NOTE 4 - FAIR VALUE MEASUREMENTS
In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common Stocks. Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs that are generally unobservable and typically reflect the Plan Administrator’s estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan’s assets measured at fair value on a recurring basis:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$12,534,404	$—	$—	$12,534,404
Stage Stores, Inc. common stock	813,848	—	—	813,848
	$13,348,252	$—	$—	$13,348,252

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$11,491,161	$—	$—	$11,491,161
Stage Stores, Inc. common stock	1,185,480	—	—	1,185,480
	$12,676,641	$—	$—	$12,676,641

For the years ended December 31, 2016 and 2015, there were no transfers between levels.

NOTE 5 -  ADMINISTRATIVE EXPENSES
In 2015, all administrative expenses of the Plan were paid by the Company. In 2016, administrative expenses incurred by the Plan include consulting services related to the Plan’s design and fee structure and participant educational services. These fees are allocated to participant accounts. Administrative expenses also include transaction-based fees under the Plan, such as short term redemption fees and commissions, which are charged directly to participant accounts. Investment related expenses are included in net appreciation or depreciation in fair value of investments. Expenses paid by the Company, such as legal and accounting fees associated with the administration of the Plan, are excluded from these financial statements.
NOTE 6 - INCOME TAX STATUS
The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.
NOTE 7 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2016 and 2015, the Plan held $813,848 and $1,185,480, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,763,528 and $1,468,105, respectively. During the years ended December 31, 2016, 2015 and 2014 the Plan recorded dividend income of $94,658, $21,388 and $31,397, respectively, on investments held in the Company’s stock. In addition, certain mutual fund investments of the Plan are managed by Fidelity Management Trust Company, the Plan Administrator. Therefore, these transactions qualify as exempt party-in-interest transactions.
NOTE 8 - SUBSEQUENT EVENTS
The Committee has evaluated subsequent events through March 30, 2017, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

EXHIBITS

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

Dated: March 30, 2017	/s/ Oded Shein
Oded Shein
Executive Vice President, Chief Financial Officer and Treasurer
On behalf of the Plan Administrative Committee